Organigram fulfills gap in Canadian CBD Market with Edison CBD Oil

Company sends initial shipments of more than 130 thousand units

MONCTON, May 29, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (NASDAQ: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce it has recently shipped more than one hundred and thirty thousand units of pure cannabidiol (CBD) oil destined for markets across Canada.

The recent legalization of adult-use, recreational cannabis in Canada has resulted in an increased demand for CBD, a naturally occurring compound in cannabis which has no psychoactive effect.

“Since legalization, Canadian consumers have proven themselves to be not only receptive to, but surprisingly well educated about, the benefits of CBD,” says Greg Engel, CEO, Organigram. “Consumers have embraced the idea of cannabis as it relates to overall wellness. While medical patients have long since discovered the potential benefits of CBD, we didn’t anticipate how that awareness would translate into the recreational market but are pleased to be able to help meet this consumer demand.” Organigram attributes its ability to respond to growing CBD demand in part to the success of its strategic relationships and ongoing inputs from its provincial partners.

As previously announced, Organigram has a long-term agreement in place with 1812 Hemp, a New Brunswick-based industrial hemp research company. Initially, the deal offered Organigram access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018 which the Company purchased and sent for extraction in the first calendar quarter of 2019. In addition, Organigram has a right-of-first refusal on future procurement of hemp from 1812 Hemp which is expected to increase significantly over 2018 levels in 2019 and beyond.

Likewise, as announced in early 2019, Organigram’s multi-year extraction contract with Valens GroWorks Corp. means Valens will continue to extract cannabis flowers and trim from Organigram’s Moncton operation as well as hemp to produce extract concentrate. As anticipated, this concentrate is now being used by Organigram to produce cannabis oils. Following legalization of derivative based products, the Company plans to use the concentrates in the production of derivative edible and vaporizable cannabis products.

“The CBD market here in Canada and around the world represents a rapidly growing opportunity,” explains Engel. “At Organigram, we are committed to developing the capacity and relationships that deliver the supply, expertise and quality our customers are looking for while being able to scale up quickly to meet the increasing demand of the global medical and adult recreational cannabis markets.”

Organigram’s CBD oil is currently packaged in 25 ml bottles with a concentration of 10mg/ml of CBD.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange and NASDAQ Global Select listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to CBD demand and market conditions and the nature of the adult-use recreational market and consumer patterns. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with new product categories, regulation and timing for implementation, and such risks as disclosed in the Company’s most recent annual information form and other Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653